UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

BARNES GROUP INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

067806-10-9
(CUSIP Number)

Thomas O. Barnes, 123 Main Street, Bristol, CT 06010, (860) 583-7070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067806-10-9	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas O. Barnes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,246,734
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 633,563
	10.	SHARED DISPOSITIVE POWER 1,613,171

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,246,734
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.43%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 067806-10-9	13D	Page 3 of 4 Pages

 This Amendment No. 5 further amends and supplements the Schedule 13D originally filed by Thomas O. Barnes (the “Reporting Person”), relating to the Common Stock, par value $0.01 per share (the “Common Stock.”) as amended by Amendment No. 1 to Schedule 13D filed on June 11, 2007, Amendment No. 2 filed on January 29, 2008, Amendment No. 3 filed on December 15, 2010, and Amendment No. 4 filed on September 13, 2017 (collectively the “Prior Filings”). Unless otherwise defined, capitalized terms used in this Amendment No. 5 shall have the meanings ascribed to them in Prior Filings.
Item 5.  Interest in Securities of the Issuer.
Item 5 is hereby amended and supplemented as follows:

(a)To the knowledge of the Reporting Person, as of April 28, 2021, there were 50,653,088 shares of Common Stock of Barnes Group Inc. as set forth in the Form 10-Q for the quarter ended March 31, 2021. The Reporting Person beneficially owned as of the date of this report 2,246,734 shares of Common Stock of the Company, representing 4.43% of the outstanding Common Stock.

(b)As of June 28, 2021, the Reporting Person has the sole power to vote or to direct the vote of 2,246,734 shares, sole power to dispose of 633,563 shares, and shared power to direct the disposition of 1,613,171 shares of Common Stock.

(c)On May 19, 2021, the Reporting Person disposed of 1,000 shares of Common Stock in a gift transaction.

On May 27, 2021, a trust of which the Reporting Person is the Trustee sold a total of 500 shares of Common Stock in which the Reporting Person has a beneficial ownership interest, on the New York Stock Exchange, at a sale price of $51.8981 per share. The trust received a total of $25,949 as a result of the sales.

On June 10, 2021, the Reporting Person received 29.18 shares of Common Stock as a result of reinvested dividends.

On June 16, 2021, a trust of which the Reporting Person is the Trustee and a beneficiary was terminated and 479,703 shares of Common Stock were distributed to beneficiaries. The Reporting Person, as one of the beneficiaries, received 159,901 shares of Common Stock, all of which are included in the total number of shares beneficially owned by the Reporting Person.

(d)Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the Common Stock.

(e)On June 16, 2021, the Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock.

CUSIP No. 067806-10-9	13D	Page 4 of 4 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/Thomas O. Barnes
Thomas O. Barnes
Chairman of the Board
June 29, 2021
Date